Form 40-F
period 2025-12-31
BTQ Technologies Corp.
filed 2026-03-31
CIK 1821866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number 001-42794

BTQ Technologies Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	7370	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2500 - 700 West Georgia Street

Vancouver, British Columbia V7Y 1B3
(807) 790-9591
(Address and telephone number of Registrant's principal executive offices)

____________________

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, no par value	BTQ	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2025: 140,400,930 Common Shares, no par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [  ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [X] Yes      [ ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

EXPLANATORY NOTE

BTQ Technologies Corp. (the "Company" or the "Registrant") is a Canadian public company whose common shares are listed on the Nasdaq Global Market (the "Nasdaq") under the symbol "BTQ." The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act ("MJDS"). The Company is a "foreign private issuer" as defined in Rule 3b- 4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING INFORMATION

This annual report on Form 40-F (the "Annual Report") contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking information") with respect to the Company and its subsidiaries. Forward-looking information may include, but is not limited to: information with respect to amounts and use of available funds; anticipated developments in operations in future periods; planned asset acquisitions; future business operations; the adequacy of financial resources; the costs and timing of development of the Company's business; the costs, timing and receipt of approvals, consents and permits under applicable legislation; executive compensation approaches and practices; the growth of the quantum technology and security market; the future applications of Company products; the timeline for a quantum computer hitting the market; the use of Company office space; anticipated revenue from Company's products and business; the development of and applicability of quantum technologies; the commercialization of the Company's intellectual property; the general adoption of quantum technologies; adoption of post-quantum cryptographic technologies; the future size of the global post-quantum cryptography market; results and timing of acquisitions and partnerships; the Company's research and development plan; the results from Company research and development; future intellectual property registrations of the Company; the future availability of Company products;  and the composition of directors and committees.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words and phrases such as "will", "may", "is expected to", "anticipates", "estimates", "intends", "plans", "projection", "could", "vision", goals", "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.  In making these forward-looking statements, the Company has made certain assumptions, as contemplated below.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: limited operating history; negative operating cash flow; compliance and risk management programs; unexpected market disruptions; dependence on key personnel; market risk for the Company's securities; foreign exchange risk; taxation, litigation, and investment risks; the Company's ability to manage its growth; incorrect estimates of market opportunities; regulatory risks; the Company's reliance on internally and externally built software, data and intellectual property; the Company's ability to find banks and insurance companies willing to provide services; cybersecurity risks; stock exchange listing compliance risk; acquisition integration risk; export controls and national security risks; digital asset and cryptocurrency regulatory risk; the early stage of quantum computing industry; key partnership concentration risk; pre-revenue commercialization risk; and risks associated with the enforcement of judgements against foreign persons.

The above list is not exhaustive of factors that may affect any of the forward-looking information contained in this Annual Report.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Forward-looking information involves statements about the future and is inherently uncertain, and the actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended December 31, 2025 (the "AIF") as filed as Exhibit 99.1 under the heading "Risk Factors" and elsewhere in this Annual Report.  Forward-looking information contained in this Annual Report is based on the beliefs, expectations and opinions of management of the Company on the date the statements are made, and the Company does not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law.  In making the forward-looking statements in this Annual Report, the Company has applied several material assumptions which may prove to be inaccurate, including, but not limited to, the assumptions that any financing needed to fund the operations of the Company will be available on reasonable terms.  Other assumptions are discussed throughout this Annual Report and, in particular in the "Risk Factors" section of the AIF as filed as Exhibit 99.1.  For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under MJDS adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. MNP LLP is independent with respect to the Company in accordance with the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.3706 on December 31, 2025.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, including the report of the independent auditor (PCAOB ID#1930) thereon (the "Financial Statements"), are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management's Discussion and Analysis for the year ended December 31, 2025 (the "MD&A"), is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have designed, or caused to be designed under their supervision, the Company's disclosure controls and procedures ("DCP") (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries has been recorded, processed, summarized and disclosed in a timely manner in accordance with regulatory requirements and good business practices and that the Company's DCP will enable the Company to meet its ongoing disclosure requirements under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Internal Control Over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Changes In Internal Control Over Financial Reporting

There have been no changes to our internal control over financial reporting for the fiscal year ended December 31, 2025, that could have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the heading "Liquidity Risk" in MD&A filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein.

CORPORATE GOVERNANCE

The objectives of the Compensation Committee are to: (a) assist the Company's board of directors (the "Board") in reviewing Board compensation; (b) assist the Board in fulfilling its oversight responsibilities (especially for accountability) in respect of the Company's compensation programs, including, executive compensation, and related matters, including assisting the Board to identify, assess and manage the implications of the risks associated with the Company's compensation policies and practices; (c) identify and discuss with the Board succession and resource planning risks facing the Company and to identify ways in which any such risks may be mitigated, including ensuring that executive compensation is adequate to attract, motivate and retain competent executive personnel; and (d) ensure that executive compensation is directly and materially related to operating performance and aligned with the short-term and long-term objectives of the Company and its shareholders.

The responsibilities of the Compensation Committee include: (a) making recommendations to the Board regarding all aspects of executive officer and director compensation and the Company's general compensation philosophy; (b) make recommendations regarding, and oversee the development and administration of, the Company's long term compensation plan; (c) overseeing the Board's evaluation of management

The Company's Compensation Committee charter is available on the Company's website at the following address: https://btq.com.

The objectives of the Nomination and Governance Committee are (a) to assist the Board in fulfilling its oversight responsibilities in respect of the development, implementation and monitoring of the Company's corporate governance practices, (b) to assist the Board in reviewing and assessing the size and composition of the Board and Board committees and the selection of Board committee chairs; (c) planning for the Board's succession, director education and evaluation, (d) to assist the Board in establishing appropriate risk oversight functions at the Board and Board committee levels; (e) to identify individuals qualified to become Board members; and (f) to facilitate and oversee the periodic performance assessment process for the Board, the other Board committees and management.

The Nomination and Governance Committees duties and responsibilities include: (a) monitoring corporate governance issues, principles and guidelines and developing and recommending corporate governance guidelines; (b) review the composition of the Board, including its individual members, and recommend any necessary changes; (c) recommend director nominees for each annual general meeting of shareholders and, as required, to fill any vacancies in the Board or committees of the Board; (d) identifying candidates to act as directors of the Company; (e) approving director orientation processes and ongoing development and education of existing directors; establish and foster a healthy governance culture within the Company.

The Company's Nomination and Governance Committee charter is available on the Company's website at the following address: https://btq.com.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Lionel de St-Exupéry (chair), Mansour Al Suwaidi, and Philippe Lucet, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Nasdaq Listing Rule 5605(a)(2). The Company is relying on the phase-in provisions of Nasdaq Listing Rule 5615(b) for the audit committee composition requirements set forth in Nasdaq Listing Rule 5605(c)(2).

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The full text of the Audit Committee Charter is included in the Company's AIF, which is filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

Audit Committee Financial Expert

The Board of Directors has determined Lionel de St-Exupéry qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to Rule 5605(c)(2)(A) of the listing rules of the Nasdaq (the "Nasdaq Stock Market Rules")) and is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee Charter sets out that the Audit Committee is responsible for the pre-approval of all audit services and legally permissible non-audit services to be provided by the external auditors considering the potential impact of such services on the independence of external auditors and, subject to any de minimis exemption available under applicable laws. Such approval of non-audit services can be given either specifically or pursuant to pre-approval policies and procedures adopted by the committee including the delegation of this ability to one or more members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation may not delegate Audit Committee responsibilities to management of the Corporation, and must be reported to the full Audit Committee at the first scheduled meeting of the Audit Committee following such pre-approval.

There were no non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2025. Accordingly, no non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings "Audit Committee Disclosure- Pre-Approval Policies and Procedures" contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

The Company's Independent Registered Public Accounting Firm is MNP LLP, Chartered Professional Accountants, located in Toronto, Ontario.

NASDAQ CORPORATE GOVERNANCE

The Company is a "foreign private issuer" as defined in Rule 3b-4 under Exchange Act and the Company's common shares are listed on the Cboe Canada ("Cboe") and on the Nasdaq. Rule 5615(a)(3) of the Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

A description of the ways in which the Company's governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Executive Sessions: The Registrant does not follow Nasdaq Stock Market Rule 5605(b)(2), which requires companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present ("executive meetings"). In lieu of following Nasdaq Stock Market Rule 5605(b)(2), the Registrant follows the rules of Cboe, the Business Corporations Act (British Columbia) and Canadian securities laws.

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.  In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the rules of Cboe, the Business Corporations Act (British Columbia) and Canadian securities laws.

Shareholder Approval Requirement: The Registrant does not follow Nasdaq Listing Rule 5635(d), which requires shareholder approval prior to a transaction involving the sale or issuance of common shares (or securities convertible into or exercisable for its common shares): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial shareholders, is equal to 20% or more of the company's outstanding common shares or 20% or more of the voting power prior to issuance.  In lieu of following Nasdaq Listing Rule 5635(d), the Registrant follows the rules of Cboe, the Business Corporations Act (British Columbia) and Canadian securities laws.

The foregoing is consistent with applicable laws, customs and practices in Canada.

CODE OF ETHICS

The Company's Code of Conduct (the "Code") applies to all directors, officers, employees, consultants, contractors, and agents of the Company, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Company's internet website at the following address: https://btq.com.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BTQ TECHNOLOGIES CORP.

	By:	/s/ Olivier Roussy Newton
Name: Olivier Roussy Newton
Date: March 30, 2026		Title: Chief Executive Officer & Director

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form of BTQ Technologies Corp. for the year ended December 31, 2025
99.2	Audited Consolidated Financial Statements of BTQ Technologies Corp. for the years ended December 31, 2025 and 2024
99.3	Management's Discussion and Analysis of BTQ Technologies Corp. for the year ended December 31, 2025
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP