Form 40-F/A
period 2025-12-31
BTQ Technologies Corp.
filed 2026-04-30
CIK 1821866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F/A

(Amendment No. 1)

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

CT Corporation System

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

BTQ Technologies Corp. (the "Registrant") is filing this Amendment No. 1 to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2025 to (i) file Exhibit 97.1, which was previously adopted by the Registrant in accordance with applicable listing standards and regulatory requirements, however it was  inadvertently omitted and (ii) furnish Exhibits 101 and 104 to the Form 40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F for the year ended December 31, 2025, as filed with the Commission on March 31, 2026 (the “2025 Annual Report”).

In addition, this Form 40-F/A also contains new certifications by the Registrant’s principal executive officer and principal financial officer, as required by Rule 13a-14(a) or Rule 15d-14(a) under the the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”) and Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and the consent of MNP LLP the Registrant’s auditor, each of which are filed herewith as Exhibits 99.4, 99.5, 99.6, 99.7, and 99.8, respectively, to this Form 40-F/A.

The Form 40-F/A consists of a cover page, this explanatory note, the signature page, the exhibit index, Exhibits 97.1, 99.4,99.5, 99.6, 99.7, 99.8, 101 and 104. No other changes have been made to the Form 40-F other than the furnishing of the exhibits described above, and no changes have been made to the financial statements previously filed as Exhibit 99.1 to the Registrant’s 2025 Annual Report. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BTQ TECHNOLOGIES CORP.

	By:	/s/ Olivier Roussy Newton
Name: Olivier Roussy Newton
Date: April 30, 2026		Title: Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit Number	Description
97.1	Clawback Policy
99.1*	Annual Information Form of BTQ Technologies Corp. for the year ended December 31, 2025
99.2	Audited Consolidated Financial Statements of BTQ Technologies Corp. for the years ended December 31, 2025 and 2024
99.3*	Management's Discussion and Analysis of BTQ Technologies Corp. for the year ended December 31, 2025
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Previously filed on the Company's Form 40-F filed March 31, 2026.